UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

MEDIROM Healthcare Technologies Inc.

(Name of Issuer)

American depositary shares, each representing one common share, no par value

(Title of Class of Securities)

58510H103

(CUSIP Number)

Jun Kanma

c/o Kufu Company, Inc.

Mita Kokusai Bldg. 23F, 1-4-28 Mita,

Minato-ku, Tokyo 108-0073 Japan

(813)6435-1687

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	58510H103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kufu Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

	7	SOLE VOTING POWER 662,251(1)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 662,251
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 662,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.75%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	Represents 662,251 Common Shares issuable upon conversion of the Convertible Bonds held by Kufu Company, Inc. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement among MEDIROM Healthcare Technologies Inc., The Bank Of New York Mellon, and holders of the American Depositary Receipts.
2

This percentage is based on 4,975,000 common shares outstanding and 662,251 common shares issuable upon conversion of the Convertible Bonds held by Kufu Company, Inc., which are deemed to be outstanding and to be beneficially owned by the person holding the Convertible Bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person, based on the Issuer’s interim report for the six months ended June 30, 2022 filed by the issuer with the Securities and Exchange Commission on December 27, 2022.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the American depositary shares (“ADSs”) of MEDIROM Healthcare Technologies Inc., a joint stock corporation with limited liability organized under the laws of Japan (the “Issuer”), whose principal executive offices are located at 16F Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo 135-0091. Each ADS represents one common share, no par value, of the Issuer (the “Common Shares”).

Item 2.	Identity and Background

The Schedule 13D is being filed by the following person (the “Reporting Person”):

(a)	Kufu Company, Inc.

(b)	Mita Kokusai Bldg. 23F, 1-4-28 Mita, Minato-ku, Tokyo 108-0073 Japan

(c)

Kufu Company, Inc. (or, the “Reporting Person”) is a joint stock corporation with limited liability organized under the laws of Japan.  The Reporting Person principally engages in group strategic decisions, group administrative operations, entrepreneurs, startups and management candidates supports, and various investment activities.

(d)	The Reporting Person has not during the last five years, been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e)	The Reporting Person has not during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On December 9, 2022, the Reporting Person entered into a First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement (the “Purchase Agreement”) with the Issuer. Pursuant to the Purchase Agreement, on December 28, 2022, for an aggregate purchase price of JPY 500,000,000, the Reporting Person purchased from the Issuer unsecured convertible-type corporate bonds with share options (the “Convertible Bonds”) due 2027 (the “Transaction”). The source of funds for the Transaction was cash on hand available to the Reporting Person.

Item 4.	Purpose of Transaction

Note Purchase Agreement

The Convertible Bonds were issued to the Reporting Person under the Terms of First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement of the Company pursuant to the Companies Act of Japan (the “Indenture”). Pursuant to the Indenture, the Convertible Bonds will mature on December 28, 2027 (the “Maturity Date”), unless earlier redeemed or converted. At any time between the six-month anniversary date of the Closing Date (the “Conversion Start Date”) and before the close of business on the Maturity Date, the Reporting Person may convert the Convertible Bonds at its option, in whole or in part, into Common Shares, at the conversion price, which is equal to the product of (a) the one-month average trading price of the ADSs on the Nasdaq Capital Market, prior to December 9, 2022, multiplied by (b) 0.95, subject to other customary adjustments upon the occurrence of certain events. The Reporting Person may also exercise its put option to demand the redemption of the Bonds by the Company, in whole or in part, any time after the Conversion Start Date. Additionally, pursuant to the Indenture, the Reporting Person will have the right to exercise its put option, or to convert the Bonds into the Common Shares, in each case in whole or in part, prior to the Conversion Start Date, upon the occurrence of, among other things, either of the following: (i) ADSs becoming subject to delisting from the Nasdaq Capital Market; (ii) the Company becoming delinquent with respect to its reporting obligations, (iii) bankruptcy of the Company, (iv) insolvency of the Company, and (v) the Company incurring consecutive operating loss for the years ending December 31, 2022 and 2023.

Capital Alliance Agreement

The Reporting Person and the Issuer also entered into a Capital Alliance Agreement (the “Capital Alliance Agreement”), which became effective on the Closing Date. The Capital Alliance Agreement sets out a framework with respect to business opportunities related to the Issuer’s business.

The Capital Alliance Agreement also contains anti-dilution provisions for the Reporting Person in the event of new Common Share issuance by the Issuer, and grants to the Reporting Person certain board observer rights and information and access right.

The descriptions of the Purchase Agreement, Indenture, and the Capital Alliance Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.1, 99.2, and 99.3, respectively, to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)	(b)	The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Schedule 13D and in the footnotes thereto is incorporated herein by reference.

(c)	The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference. The Reporting Person has not engaged in any transaction in ADSs in the 60 days prior to the filing of this Schedule 13D other than as described in Items 3 and 4.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Purchase Agreement, the Indenture, and the Capital Alliance Agreement and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement, dated as of December 9, 2022, by and between MEDIROM Healthcare Technologies Inc. and Kufu Company, Inc. (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on December 9, 2022).

Exhibit 99.2	Terms of First Unsecured Convertible-Type Corporate Bonds with Share Options of MEDIROM Healthcare Technologies Inc. (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on December 9, 2022).

Exhibit 99.3	Capital Alliance Agreement, dated as of December 9, 2022, by and between MEDIROM Healthcare Technologies Inc. and Kufu Company, Inc. (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on December 9, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : January 6, 2023

KUFU COMPANY, INC.

By:	/s/ Jun Kanma
Name:	Jun Kanma
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).